

Mail Stop 4720

December 20, 2016

Ron Bentsur
Chief Executive Officer
UroGen Pharma Ltd.
9 Ha'Ta'asiya Street
Ra'anana 4365007, Israel

> **Re:** **UroGen Pharma Ltd.**
> **Amendment No. 4 to Draft Registration Statement on Form F-1**
> **Submitted December 7, 2016**
> **CIK No. 0001668243**

Dear Mr. Bentsur:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. We refer to your disclosure on page 87 concerning the clinical results observed in the MitoGel Compassionate Use program. Please tell us why you believe it is appropriate to highlight on page 2 of the Summary that eight of the 11 patients achieved a "complete response" at the primary evaluation time without also highlighting your disclosure on page 87 indicating that three of these eight patients subsequently experienced recurrences of the condition.

<u>License Agreement with Allergan, page 95</u>

2.   Please revise to disclose each of the "additional material milestone payments" that you reference on page 96. Also, revise your disclosure to indicate the aggregate milestone consideration you can earn for each of the development, regulatory and commercial milestone categories you identify. Disclose the nature of the underlying triggering events for each such category.

        You may contact Mark Brunhofer at (202) 551-3638 or James Rosenberg, Senior Assistant Chief Accountant, at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Samples at (202) 551-3199 or Joseph McCann at (202) 551-6262 with any other questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Joshua A. Kaufman, Esq.
        Cooley LLP